

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

December 21, 2007

Mr. Benjamin Leboe
Chief Financial Officer
800 West Pender Street, Suite 1410
Vancouver, British Columbia
Canada, V6C 2V6

> **Re:** **Uranerz Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32974**
> **Schedule 14A**
> **Filed April 30, 2007**

Dear Mr. Leboe:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Risk Factors and Uncertainties, page 7

1.   We note your disclosure indicating that it is "extremely remote" that your properties contain any reserves; and that "in all probability" funds spent on exploration will be lost. Tell us the factors you considered in arriving at this view, and how it is consistent with also concluding that the exploration plans you describe on page 32 are worthwhile.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

2.   You disclose that your officers have concluded that your disclosure controls and procedures were "…effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the rules and forms…" of the SEC. Item 307 of Regulation S-K requires you to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officers' conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these additional items.

        Please confirm for us that your officers' conclusions in regard to the effectiveness of your disclosure controls and procedures for the period ending on December 31, 2006 were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act.

Financial Statements

Note 2- Summary of Significant Accounting Policies, page F-7

f) Mineral Property Costs, page F-8

3.   We note your disclosure stating that your mineral property acquisition costs are initially capitalized when incurred, using the guidance in EITF 04-02, and that if mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations. We also note that although you had property acquisition costs of $449,952 and $315,143 in 2006 and 2005, you state that these were "…impaired as there are no proven or probable reserves on these properties," with further clarification on page 33, explaining that you recognized impairment because you do not have a bankable feasibility study. It appears the sole reason you have recorded full impairment of these properties is that they do

not have reserves. Please describe the factors you considered, following the guidance in EITF 04-03, in determining there is no value associated with these properties beyond proven and probable reserves.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Financial Statements

Statements of Cash Flows, page F-3

4.   Please include the cumulative financial information (from the date of inception through September 30, 2007) required under paragraph 11(c) of SFAS 7.

Engineering Comments

Wyoming, page 25

5.   It would be helpful to include a small-scale map, showing the location and access to each of your material properties, as suggested in paragraph (b)(2) of Industry Guide 7. If your property is not material, please include a statement to that effect. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be meaningful:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale, or other representation of scale, such as "one inch equals one mile," may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or geographic region in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

Schedule 14A

Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Director Compensation, page 16

7.   Please reference the stock options granted to Directors as noted on page 20. Please discuss the terms of the plan under which the options were granted, or else provide a reference to where the terms are discussed.

Executive Compensation

8.   Explain why the salaries to the named officers are consulting or management fees and how those fees are determined.

9.   Explain why Mr. Hartman's salary exceeded that of the other officers in 2006.

Summary Compensation Table, page 18

10.   Provide a narrative description of the material terms of the stock option grants to your executives as required by Item 402(c)(4) of Regulation S-B. Please also provide a discussion of the material terms of the plan under which the options were granted, or provide a reference to where the terms are discussed.

11.   File the agreement with IMC as an exhibit.

Form 10-KSB for the year ended December 31, 2006

Form 10-QSB for the quarter ended March 31, 2007

Form 10-QSB for the quarter ended June 30, 2007

Form 10-QSB for the quarter ended September 31, 2007

Exhibits 31.1 and 31.2

12.   We note that your exhibits do not strictly comply with the format required by
        Item 601(b)(31) of Regulation S-B. Specifically the first line of the certificate
        should only identify the individual providing the certificate, and the first
        numbered paragraph should reference the report and the name of the company.
        Then refer to the company as the "small business issuer" throughout the rest of
        the certificate, rather than the "registrant" or the "company." Please confirm that
        in all future filings you will revise your certificates to comply with the
        requirements of Item 601(b)(31).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief,
at (202) 551-3686 if you have questions regarding comments on the financial statements

and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director